Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Quarter Ended
(dollar amounts in millions)	March 31, 2010	March 31, 2009
Earnings
Income from continuing operations before income taxes	$884	$572
Fixed charges, excluding interest on deposits	104	157
Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	988	729
Interest on deposits	39	76
Income from continuing operations before income taxes and fixed charges including interest on deposits	$1,027	$805
Fixed charges
Interest expense, excluding interest on deposits	$79	$128
One-third net rental expense (a)	25	29
Total fixed charges, excluding interest on deposits	104	157
Interest on deposits	39	76
Total fixed charges, including interests on deposits	$143	$233
Earnings to fixed charges ratios
Excluding interest on deposits	9.48	4.64
Including interest on deposits	7.17	3.46

(a)	The proportion deemed representative of the interest factor.